Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ING Strategic Allocation Portfolios, Inc.

We consent to the use of our report dated February 25, 2010, with respect to the financial statements of ING Strategic Allocation Conservative Portfolio (formerly, ING VP Strategic Allocation Conservative Portfolio), ING Strategic Allocation Growth Portfolio (formerly, ING VP Strategic Allocation Growth Portfolio), and ING Strategic Allocation Moderate Portfolio (formerly, ING VP Strategic Allocation Moderate Portfolio), each a series of ING Strategic Allocation Portfolios, Inc., as of December 31, 2009, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

April 28, 2010